SAME SAME BUT DIFFERENT MUSIC FESTIVAL

Own a Piece of the Festival Magic



ssbdfest.com San Diego, CA

Entertainment | Service | Events & Festivals | Profitable | $1M+ Revenue

Highlights

Profitable
Profitable for prior 3 months and expect same in future

$1M+ Revenue
Earned over the last 12 months

1. One of the Fastest-Growing Independent Festivals in the world.
2. Community Loved! 30% YoY growth and a higher than industry norm of 40% attendee return rate.
3. Owners get festival perks like tickets, annual meetups, and creative votes.
4. Proven Track Record - 7 Years of Successful Events at Lake Perris and 25,542 attendees to date!
5. Built by Fans, For Fans. Over 50% of SSBD's growth is driven by word of mouth and community advocacy
6. Grown to $2.5M+ in annual revenue with no major outside capital or corporate backing.
7. Own a stake in the parent company of SSBD, unlocking opportunities across all future events

Featured Investors

Chris Racan
Syndicate Lead

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Invested $10,000

beam.agency

"Ever since my first encounter with this event, I have felt there is something genuinely unique and profound regarding the entire thing. Everything from the senior leadership to the staff to the attendees. Every single aspect of this event was different! I am part of and have built many large music, festivals and events in my lifetime and I have never felt as drawn to support any of them in a way that I have with Same Same But Different music festival. Take one step on the property during th..."

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Ryan Watkins

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Entrepreneur living in Pacific Beach. Skiing is my life. Vibe guy, curator of a good time.

"Hi my name is Watty, my wife is Val. We have been all over the world and have experienced many parties and festivals. When all is said and done there's no one place that has captured my attention more than SSBD. The community, the vibes, and the people, is what makes this festival the greatest on Earth. I am beyond grateful to be apart of the SSBD team and community. For years, SSBD's vision has been on 100% point. The ability to curate a festival with a stellar culture through a safe and aut..."

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& 127 more

Team



Brad Sweet CEO and Co-Founder

Brad Sweet is a lifelong musician and co-founder of Same Same But Different, a top independent festival. He led SSBD from a 400 person festival to become a multi-million dollar festival brand with year-round smaller events under Same Same Presents.



Peter Eichar COO, Co-Founder & Festival Director

Peter Eichar is a multi-instrumentalist and co-founder of Same Same But Different. With over 17 years as a leader in the event industry, his creative vision and attention to detail play a key role in shaping what makes this festival one-of-a-kind.



Michael Ault Director Of Marketing

Michael Ault leads the charge on marketing for Same Same But Different. He brings a structured ethos, originally part of senior leadership at Epic Games and now Riot Games, he brings depth of knowledge and is a magnet for top creative talent.



Hannah Choi Volunteer Director

Hannah is responsible for managing, on-boarding and keeping excited our volunteer core of 250+ volunteers that help set up, maintain and strike Same Same But Different each year.



Kris Zarif Head Of Strategic Partnership and Revenue

Kris Zarif brings over 15 years of experience in event production, promotion, sales and operations. He is in charge of maximizing all revenues generated by SSBD outside of ticket sales along with overseeing the overnight management of the festival.



Tyler Vitullo Production Director

Tyler Vitullo is responsible for all production elements of SSBD. Pulling from 15 years of experience in the concert and live events industry, he leads the technical design, artist production advancing, and logistics of all stage production at SSBD.



Tim Valaski Head of Guest Services

Tim Valaski has over 15 years of hospitality expertise in curating exceptional guest experiences within SSBD's VIP and Limitless Lounges. He is also a seasoned Hotel Financing Broker with a deep understanding of service, operations, and client care.

Own a Piece of Festival Magic

UPDATE:

We held a Zoom webinar to answer questions you had. Go here to re-watch it on-demand. Email invest@ssbdfest.com with questions or to set up a time to meet!

Instead of just buying a ticket this year, own the festival you love AND get your ticket!

Same Same But Different is a weekend-long escape into a world of music, magic, and meaning on the beach at Lake Perris, California. Since being established in 2017, we've been fortunate to build a vibrant community of fans, artists, and creators who believe that festivals can become core to your identity.


SAME SAME
BUT DIFFERENT

Now, for the first time ever, **you can invest in the future of Same Same But Different.**

Whether you've camped with us before, followed us online, or just believe in the power of human connection, this is your chance to own a stake in something real — a fast-growing, boutique festival with soul.

We're excited that we're revolutionizing what it means to be an independent festival.

And we want you to join us.

A Letter from the Founders

When we first created *Same Same But Different* back in 2017, we weren't trying to simply build another music festival. We were striving to build a better one. From the very beginning, we felt something truly unique was happening; something we couldn't quite name at first. It wasn't the music or the setting (though Lake Perris is undeniably magical). It was something more intimate.

Over the years, we've come to understand what that "something" is. We realized what we are building isn't about being a festival - it's about creating a culture. A way of being that began with our founding team, spread to our staff, volunteers, and has radiated out to every single person who has walked through our gates.

We call it the SSBD ethos: *embrace your childlike wonder.* Our crew leads with a smile, helps without hesitation, lifts each other up, and supports each other to keep dreaming — and our community does the same. That spirit has become the soul of *Same Same But Different*. It's why this festival truly feels different.

From the start, we've dreamed of building SSBD to be bigger than us. A festival that doesn't only belong to the few that started it, but to the people who bring it to life. A place where people don't only dance together for three days, but where people dream together and have ownership and care to protect the thing that is theirs. Festivals, to us, should be more than entertainment — they're places where identity takes root. They're a collaboration between artists and attendees. Simply put:

They should belong to the people who believe in them most.

That's why we're inviting our community to become part of the SSBD story in a whole new way. Not just as attendees, but as co-creators, co-owners, and partners in its future. By investing in SSBD, you're helping us grow stronger, dream bigger, and continue building a space that uplifts everyone. You're shaping what this dream becomes.

Every step we take, we try to do right by our community. Inviting you into ownership

feels like the most authentic and exciting way to do that — to raise the vision higher, to make all of us better, and to create something that's never been done before. Something that is different.

We're endlessly grateful for your support, your energy, and your belief in what we're building.

With love, wonder, and gratitude,

Brad & Peter

Co-Founders, *Same Same But Different*



Most Festivals Today Are Pressured Into Selling Out

We've all seen it — the bigger a festival gets, the more it loses what made it special.


HOW FESTIVALS
END UP
LIKE THIS...

1. **The beginning phase:** 1,000 - 10,000 attendees. The beginning years of a festival's life. The culture is amazing, the acts are the right size, and the community is the #1 priority. *(We have capped our attendance at 7,500 specifically to stay community focused.)*

2. **The growth phase:** 10,000 - 25,000 attendees. This is when attendee growth becomes the focus. The acts become more mainstream, new attendees move in, the festival's culture begins to fade.

3. **The "purchased by [LARGE COMPANY] phase":** 25,000 - 100,000+ attendees. This is when profit becomes the only priority and ends up driving the culture, community and the soul of the festival till it's unrecognizable from its early roots.

Our Simple Fix...

We're building a profitable festival and keeping it **intimate on purpose.** Our dedication to a cap attendance of 7,500 ensures we protect the SSBD magic.

And now, we're inviting you to be part of it... as an owner.

Your investment through WeFunder helps us:

- **Stay independent** and aligned with our values.

- **Improve** the experience every year.
- **Expand** our brand through new events that look to model and capture SSBD's culture.

Join a passionate inner circle that will shape the future of immersive, independent events.



Profitability Without Selling Out

We don't have to be massive for this to make sense. Our projections show that even under 7,500 tickets sold we still can make a strong profit on the one festival alone.

However, we have also begun to produce other small immersive events (500-1000 attendees) throughout the year with lots more to come.

One way to think of this is that our model is to scale creatively, not corporately.

***For a number of factors, future projections cannot guaranteed.*



Festival Perks - Exclusive To Investors

At Same Same But Different, we believe our investors should be more than a VIP, they are part of the inner circle.

Every investment level comes with unique perks designed to connect you more deeply with the community, the magic, and the future of SSBD.

Besides ownership in an amazing company, you'll also get festival perks (based on investment level) as an official owner:


Investment
Perks


$250
$250 STOCK OWNERSHIP IN SSBD.
Access to online investor advisory community. Name on the investor wall at SSBD 2026 and beyond. Certificate of SSBD community ownership.
$500
$500 STOCK OWNERSHIP IN SSBD.
All perks from $250 level. Invitation to the annual investor in person meet-up and all semi-annual conferences.
$1000
$1000 STOCK OWNERSHIP IN SSBD.
All perks from $500 level.
+ 2026 GA pass included
+ Exclusive SSBD "Owner" Jersey
$2,500
$2,500 STOCK OWNERSHIP IN SSBD.
All perks from $500 level.
+ 2026 VIP pass included
+ Personalized backstage tour
+ Access to on-site dinner with founders and select artists.
$5,000
$5,000 STOCK OWNERSHIP IN SSBD.
All perks from $2500 level.
2026 Limitless upgrade included
$10,000
$10,000 STOCK OWNERSHIP IN SSBD.
All perks from $5000 level.
+ You get a SSBD Pass for life
(VIP Level)
$25,000
$25,000 STOCK OWNERSHIP IN SSBD.
All perks from $5000 level.
+ You get a SSBD Pass for life
(Limitless Level)

Business Highlights


AGGREGATE INCOME (ALL)
2021
2022
2023
2024
2025
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
COMMUNITY TIER
OFF SALE
LINEUP DROP
GENERAL ON SALE
SAME SAME BUT DIFFERENT


INCOME VS EXPENSES: HISTORICAL AND PROJECTED TRENDS (2018-2031)
EXPENSES
INCOME
PROJECT EXPENSES
PROJECTED INCOME
$8,000,000.00
$6,000,000.00
$4,000,000.00
SAME SAME BUT DIFFERENT


$0.00
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
YEAR

- 17% Year-over-Year Attendee Growth (Oct '23 to Oct '24): Consistent annual attendance and revenue growth.
- 40%+ Pre-Sale Retention: Demonstrating strong community loyalty.
- $2M+ Annual Revenue: Achieved through strategic ticketing, brand partnerships and food & beverage revenue.
- 50,000+ Subscribers and Growing: A dedicated and engaged fanbase.

Future Revenue Projections

2026

Projected Net Profit: $417,543

Projected Paid Attendees: 5097

2027

Projected Net Profit: $704,157

Projected Paid Attendees: 5607

2028

Projected Net Profit: $1,042,674

Projected Paid Attendees: 6168

***Forward-looking projections are an estimate based on trends and cannot be guaranteed.*

How will I get paid back?

When you invest in SSBD, you're not just supporting a festival—you're joining us on a path to growth and shared success.

We believe in creating real opportunities for our community to prosper, and we've structured this investment so that your support has the potential to reward you back in meaningful ways.

Here are the ways you could see returns on your investment:

- **Profitable Operations -** As the business operations are more and more profitable, we will pay out dividend distributions. At our projected profitability, this could be in just a few years.
- **Resale of your ownership stake at a later date** - secondary markets may open up to re-sell your ownership either through WeFunder or elsewhere. As our company becomes worth more, you could sell your ownership for more. WeFunder secondary markets are not guaranteed at this point and are only a roadmap potential.
- **Acquisition or Merger** - Although our goal is to remain completely independent, we can't ignore listing this outcome here. A company purchasing either a part or all of Same Same But Different that is the right (sized) partner, for the right reasons, and allowing us the ability to hold true to our vision — this could be something management would consider.

***Forward-looking projections are an estimate based on trends and cannot be guaranteed.*

Why Now?

Same Same But Different has always been about community and now, it's time for the community to truly become part of the festival itself. Before inviting you in as

owners, we wanted to show what was possible when people came together to create something real. We needed to prove that the world craved a shared, human experience like SSBD, and that through organic growth and collective support, the festival could stand strong and thrive.

Why You?

Because SSBD has always been stronger with you in it. You're the reason this festival feels like family, and that's why we want you as true partners in what comes next.

Investing in SSBD isn't just about funding a festival. It's about growing a community-driven movement where authenticity, connection, and creativity thrive.

Together, we can shape the future of independent festivals and make it even better, together.



Have you seen the documentary?

Haven't been and want to know what we're about? Check out the documentary that was made about us to get a better idea of who we are.

Already been and want to relive the magic? The documentary is the perfect way to revisit those moments and feel it all over again.


Where We Belong - Inside The Magic Of SSBD
Same Same But Different
WHERE WE BELONG
INSIDE THE MAGIC OF SSBD
Watch on YouTube